                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                                (AMENDMENT NO. 1)


                           PEMCO AVIATION GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   706444 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              TENNENBAUM & CO., LLC
                     11100 SANTA MONICA BOULEVARD, SUITE 210
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 566-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 2, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:[ ].

                       (Continued on the following pages)

                               Page 1 of 16 Pages

CUSIP No.   706444106           SCHEDULE 13D   Page     2    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          TCO/PSI, LLC.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,429,352 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,429,352 shares
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,352 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          35.6%(1)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          OO
          ---------------------------------------------------------------------

(1) BASED ON 4,015,815 SHARES OF PEMCO AVIATION GROUP, INC. ("PEMCO") COMMON STOCK OUTSTANDING AS OF JULY 28, 2000, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000 (FILE NO. 0-13829), FILED WITH THE SEC ON JULY 31, 2000, AND INCLUDES 3,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF NOVEMBER 7, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   706444106           SCHEDULE 13D   Page     3    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Tennenbaum & Co., LLC. IRS ID # 95-4587347
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,429,352 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,429,352 shares
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,352 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          35.6%(1)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          OO
          ---------------------------------------------------------------------

(1) BASED ON 4,015,815 SHARES OF PEMCO AVIATION GROUP, INC. ("PEMCO") COMMON STOCK OUTSTANDING AS OF JULY 28, 2000, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000 (FILE NO. 0-13829), FILED WITH THE SEC ON JULY 31, 2000, AND INCLUDES 3,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF NOVEMBER 7, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   706444106           SCHEDULE 13D   Page     4    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Special Value Bond Fund, LLC. IRS ID # 95-4758920
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,429,352 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,429,352 shares
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,352 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          35.6%(1)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          OO
          ---------------------------------------------------------------------

(1) BASED ON 4,015,815 SHARES OF PEMCO AVIATION GROUP, INC. ("PEMCO") COMMON STOCK OUTSTANDING AS OF JULY 28, 2000, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000 (FILE NO. 0-13829), FILED WITH THE SEC ON JULY 31, 2000, AND INCLUDES 3,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF NOVEMBER 7, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   706444106           SCHEDULE 13D   Page     5    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          SVTM/MSM, LLC. IRS ID# 95-4760193
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,429,352 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,429,352 shares
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,352 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          35.6%(1)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          OO
          ---------------------------------------------------------------------

(1) BASED ON 4,015,815 SHARES OF PEMCO AVIATION GROUP, INC. ("PEMCO") COMMON STOCK OUTSTANDING AS OF JULY 28, 2000, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000 (FILE NO. 0-13829), FILED WITH THE SEC ON JULY 31, 2000, AND INCLUDES 3,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF NOVEMBER 7, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   706444106           SCHEDULE 13D   Page     6    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Special Value Investment Management, LLC. IRS ID# 95-4759860
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,429,352 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,429,352 shares
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,352 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          35.6%(1)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          OO
          ---------------------------------------------------------------------

(1) BASED ON 4,015,815 SHARES OF PEMCO AVIATION GROUP, INC. ("PEMCO") COMMON STOCK OUTSTANDING AS OF JULY 28, 2000, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000 (FILE NO. 0-13829), FILED WITH THE SEC ON JULY 31, 2000, AND INCLUDES 3,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF NOVEMBER 7, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   706444106           SCHEDULE 13D   Page     7    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Rustic Canyon Ventures, L.P. (formerly TMCT Ventures L.P.)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    300,000 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   300,000 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0 shares
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          300,000 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          7.5%(1)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          PN
          ---------------------------------------------------------------------

(1) BASED ON 4,015,815 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF JULY 28, 2000, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000 (FILE NO. 0-13829), FILED WITH THE SEC ON JULY 31, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   706444106           SCHEDULE 13D   Page     8    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Massachusetts Mutual Life Insurance Company
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Massachusetts
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     300,000 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               300,000 shares
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          300,000 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          7.5%(1)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IC
          ---------------------------------------------------------------------

(1) BASED ON 4,015,815 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF JULY 28, 2000, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000 (FILE NO. 0-13829), FILED WITH THE SEC ON JULY 31, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   706444106           SCHEDULE 13D   Page     9    of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          MassMutual High Yield Partners II, LLC.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     300,000 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               300,000 shares
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          300,000 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          7.5%(1)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          OO
          ---------------------------------------------------------------------

(1) BASED ON 4,015,815 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF JULY 28, 2000, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000 (FILE NO. 0-13829), FILED WITH THE SEC ON JULY 31, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   706444106           SCHEDULE 13D   Page     10   of     16    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Michael E. Tennenbaum. S.S.# ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0 shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,429,352 shares
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,429,352 shares
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,352 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          35.6%(1)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

(1) BASED ON 4,015,815 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF JULY 28, 2000, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000 (FILE NO. 0-13829), FILED WITH THE SEC ON JULY 31, 2000, AND INCLUDES 3,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF NOVEMBER 7, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 1 to Schedule 13D relating to Pemco Aviation Group, Inc., a Delaware corporation ("Pemco"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the SEC on September 17, 1999 (the "Schedule 13D"). Capitalized terms not otherwise defined herein have the meanings given them in the Schedule 13D.


ITEM 1.        SECURITY AND ISSUER.

               The information in Item 1 is hereby amended and restated as follows:

               This statement relates to the beneficial ownership of 2,029,352 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Pemco. The principal executive offices of Pemco are located at 1943 North 50th Street, Birmingham, Alabama 35212.

ITEM 2. IDENTITY AND BACKGROUND.

                The information in Item 2 is hereby amended and restated as follows:

                (a)-(c) and (f) This Statement on Schedule 13D is being filed by TCO/PSI, LLC, a Delaware limited liability company ("TCO/PSI"), Tennenbaum & Co., LLC, a Delaware limited liability company ("Tennenbaum LLC"), Special Value Bond Fund, LLC, a Delaware limited liability company ("Special Value"), SVIM/MSM, LLC, a Delaware limited liability company ("SVIM/MSM"), Special Value Investment Management, LLC, a Delaware limited liability company ("SVIM"), Rustic Canyon Ventures, L.P. (formerly TMCT Ventures, L.P.), a Delaware limited partnership ("Rustic"), Massachusetts Mutual Life Insurance Company, a Commonwealth of Massachusetts insurance company ("Massachusetts Mutual Life"), MassMutual High Yield Partners II, LLC, a Delaware limited liability company ("MassMutual High Yield") and Mr. Michael E. Tennenbaum ("Mr. Tennenbaum"), the managing member of Tennenbaum LLC. TCO/PSI, Tennenbaum LLC, Special Value, SVIM/MSM, SVIM, Rustic, Massachusetts Mutual Life, MassMutual High Yield and Mr. Tennenbaum (together, the "Reporting Persons") are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

                TCO/PSI is a limited liability company of which Tennenbaum LLC and Mr. Matthew Gold ("Mr. Gold") are managing members. The principal business of TCO/PSI is owning, holding, voting and seeking to maximize the value of the Common Stock. Its principal office is located at 1943 North 50th Street, Birmingham, Alabama 35212.

                Tennenbaum LLC is a private investment firm of which Mr. Tennenbaum is the managing member. The principal business of Tennenbaum LLC is making investments and managing assets. Its principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

                Special Value is a fund which Tennenbaum LLC manages. The principal business of Special Value is making investments and managing assets. Its principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The managing member of Special Value is SVIM/MSM. The investment advisor to Special Value is SVIM. The managing member of each of SVIM/MSM and SVIM is Tennenbaum LLC.

                Rustic is a private equity investment fund. Its offices are located at 2425 Olympic Boulevard, Suite 6050 West, Santa Monica, California 90404.

                Massachusetts Mutual Life provides investment advice to MassMutual High Yield. Its offices are located at 1295 State Street, Springfield, Massachusetts 01111-0001.

                MassMutual High Yield is a private investment fund which invests in high yield securities, syndicated bank loans and other investments. Its offices are located at 1295 State Street, Springfield, Massachusetts 01111-0001.

                Mr. Tennenbaum is the managing member of Tennenbaum LLC. His business address is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. Mr. Tennenbaum's principal occupation is serving as managing member of Tennenbaum LLC. Mr. Tennenbaum is a citizen of the United States of America.

                (d)-(e) No Reporting Person, nor to the best knowledge of each Reporting Person, any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information in Item 3 is hereby amended and restated as follows:

               Since April 27, 2000, Special Value has purchased a total of 63,600 shares of Common Stock for a total purchase price of $823,794, including, most recently, 30,900 shares of Common Stock purchased on November 2, 2000 for a total purchase price of $402,936. The sole source of funds used in purchasing all 63,600 shares of Common Stock was the working capital of Special Value.

               On September 7, 1999, Mr. Gold and TMG Fund LLP, a Colorado limited liability partnership that is wholly owned by Mr. Gold, sold 800,000 shares and 200,000 shares, respectively, of Common Stock to Tennenbaum LLC, Massachusetts Mutual Life, MassMutual High Yield, Rustic, Special Value, and certain other investors. This sale was pursuant to a Stock Purchase Agreement dated the same date (the "Stock Purchase Agreement"). The purchase price for these shares was $10,000,000 (or $10 per share). The purchases were consummated using personal funds and working capital of the respective Reporting Persons.

ITEM 4.        PURPOSES OF TRANSACTION.

               The information in Item 4 is hereby amended and restated as follows:

               The Reporting Persons acquired the Common Stock for investment purposes. They intend to monitor and evaluate the investment on a continuing basis. Except as set forth herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

               Also on September 7, 1999, in related transactions, (1) Mr. Gold, Tennenbaum LLC and certain other persons formed TCO/PSI of which Mr. Gold and Tennenbaum LLC are managing members and (2) Mr. Gold contributed 1,026,908 shares of Common Stock to TCO/PSI pursuant to the Limited Liability Company Agreement of TCO/PSI dated the same date (the "TCO/PSI Agreement"). The TCO/PSI Agreement provides that (i) TCO/PSI shall vote the contributed shares for the election of a slate of directors of Pemco consisting of two Tennenbaum LLC nominees, two Gold nominees, and such other nominees as Mr. Gold and Tennenbaum LLC select, and (ii) TCO/PSI shall vote the contributed shares in favor of any matter recommended by a majority of Pemco's board of directors, on condition that all of the Tennenbaum LLC and Gold nominees were then serving and voted or abstained from voting. In the event that a matter is submitted for stockholder approval without a recommendation from Pemco's board of directors, TCO/PSI shall vote the contributed shares as directed by Mr. Gold and Tennenbaum LLC, or, if Mr. Gold and Tennenbaum LLC do not agree as to how the contributed shares should be voted on that matter, TCO/PSI shall vote 50% of the contributed shares as directed by Mr. Gold and the other 50% as directed by Tennenbaum LLC.

               In connection with these transactions, Mr. Tennenbaum and Mr. Mark K. Holdsworth, a principal of Tennenbaum LLC, were appointed to Pemco's board of directors, with Mr. Tennenbaum being named Chairman of the Board, and two members of Pemco's board of directors resigned.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               The information in Item 5 is hereby amended and restated as follows:

               (a)-(b) The following table sets forth the aggregate number and percentage of Common Stock of Pemco beneficially owned by each Reporting Person. The percentages of Common Stock were calculated based on the 4,015,815 shares reported to be outstanding on July 28, 2000 in Pemco's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. Except as noted below, each Reporting Person has sole voting and dispositive power with respect to the shares indicated.

                                                          Number of Shares
Stockholder                                              Beneficially Owned       Percentage
-----------                                              ------------------       ----------
TCO/PSI, LLC                                                1,429,352(1)               35.6%
Tennenbaum & Co., LLC                                       1,429,352(1)               35.6%
Special Value Bond Fund, LLC                                1,429,352(1)               35.6%
SVIM/MSM, LLC                                               1,429,352(1)               35.6%
Special Value Investment Management, LLC                    1,429,352(1)               35.6%
Rustic Canyon Ventures, L.P.                                  300,000                   7.5%
Massachusetts Mutual Life Insurance Company                   300,000(2)                7.5%
MassMutual High Yield Partners II, LLC                        300,000(2)                7.5%
Michael E. Tennenbaum                                       1,429,352(1)               35.6%

--------------------

(1) Includes shares owned by Tennenbaum LLC (85,000), Special Value (313,600) and TCO/PSI (1,026,908). Also includes 3,844 shares issuable to Michael E. Tennenbaum upon the exercise of outstanding stock options that are exercisable within 60 days of November 7, 2000. By reason of
        (i) Mr. Tennenbaum's position as managing member of Tennenbaum LLC, (ii) Tennenbaum LLC's position as managing member of SVIM/MSM, SVIM and TCO/PSI, (iii) SVIM/MSM's position as managing member of Special Value and (iv) SVIM's position as investment advisor to Special Value, each of Mr. Tennenbaum, Tennenbaum LLC, TCO/PSI, Special Value, SVIM/MSM and SVIM may be deemed to share voting and dispositive power over such shares.

(2) Includes shares reported separately herein as owned by MassMutual High Yield as to which Massachusetts Mutual Life shares voting and dispositive power and disclaims beneficial ownership. Massachusetts Mutual Life provides investment advice to MassMutual High Yield.

               (c) The following transactions in Common Stock of Pemco were open market purchases on the Nasdaq SmallCap Market effected by Special Value.

                       Number of shares
Date                   of Common Stock          Price Per Share
----                   ----------------         ---------------
11/01/00                  1,800                   $13.10
11/02/00                 30,900                   $13.04

               Except as described herein, during the last 60 days none of the Reporting Persons has effected any transaction in the Common Stock.

               (d)-(e)  Not applicable.

ITEM 7.        INTEREST IN SECURITIES OF THE ISSUER.

               The information in Item 7 is hereby amended and restated as follows:

               Exhibit A     Joint Filing Agreement.

               Exhibit B     Stock Purchase Agreement by and among Tennenbaum
                             & Co., LLC and the other parties listed under the heading "Buyer" on the signature pages thereto and Matthew L. Gold and the other parties listed under the heading "Seller" on the signature pages thereto dated September 7, 1999 (attached as an exhibit to the Schedule 13D).

               Exhibit C     Limited Liability Company Agreement of TCO/PSI,
                             LLC dated September 7, 1999 (attached as an exhibit to the Schedule 13D).

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2000               TCO/PSI, LLC

                                       By: /s/ Michael E. Tennenbaum
                                           -------------------------------------
                                            Michael E. Tennenbaum,
                                            its Managing Member

                                       TENNENBAUM & CO., LLC

                                       By: /s/ Michael E. Tennenbaum
                                           -------------------------------------
                                            Michael E. Tennenbaum,
                                            its Managing Member

                                       SPECIAL VALUE BOND FUND, LLC

                                       By:  SVIM/MSM, LLC, its Managing Member

                                            By: Tennenbaum & Co., LLC, its
                                                Managing Member

                                                By: /s/ Michael E. Tennenbaum
                                                   -----------------------------
                                                    Michael E. Tennenbaum,
                                                    its Managing Member

                                       SVIM/MSM, LLC

                                       By: Tennenbaum & Co., LLC, its
                                           Managing Member

                                           By: /s/ Michael E. Tennenbaum
                                               ---------------------------------
                                               Michael E. Tennenbaum,
                                               its Managing Member

                                       SPECIAL VALUE INVESTMENT MANAGEMENT, LLC

                                       By: Tennenbaum & Co., LLC, its
                                           Managing Member

                                           By: /s/ Michael E. Tennenbaum
                                               ---------------------------------
                                               Michael E. Tennenbaum,
                                               its Managing Member

                                       /s/ Michael E. Tennenbaum
                                       -----------------------------------------
                                       MICHAEL E. TENNENBAUM

                                       MASSACHUSETTS MUTUAL LIFE
                                       INSURANCE COMPANY

                                                By: /s/ Kathleen Lynch
                                                   -----------------------------
                                                  Name: Kathleen Lynch
                                                  Title: a Managing Director

                                       MASSMUTUAL HIGH YIELD PARTNERS II, LLC

                                       By:  HYP MANAGEMENT INC., as
                                            Managing Member

                                                By: /s/ Kathleen Lynch
                                                    ----------------------------
                                                  Name: Kathleen Lynch
                                                  Title: Vice President

                                       RUSTIC CANYON VENTURES, L.P.

                                       By:  Rustic Canyon Partners, LLC, as
                                            General Partner

                                               By: /s/ Thomas Unterman
                                                   -----------------------------
                                                 Name: Thomas Unterman
                                                 Title: Managing Member

                                  EXHIBIT INDEX

               Exhibit A     Joint Filing Agreement.

               Exhibit B     Stock Purchase Agreement by and among Tennenbaum
                             & Co., LLC and the other parties listed under the heading "Buyer" on the signature pages thereto and Matthew L. Gold and the other parties listed under the heading "Seller" on the signature pages thereto dated September 7, 1999 (attached as an exhibit to the Schedule 13D).

               Exhibit C     Limited Liability Company Agreement of TCO/PSI,
                             LLC dated September 7, 1999 (attached as an exhibit to the Schedule 13D).

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Pemco Aviation Group, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filing.

               The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.

               This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

               In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 7th day of November, 2000.

                                       TCO/PSI, LLC

                                       By: /s/ Michael E. Tennenbaum
                                           -------------------------------------
                                            Michael E. Tennenbaum,
                                            its Managing Member

                                       TENNENBAUM & CO., LLC

                                       By: /s/ Michael E. Tennenbaum
                                           -------------------------------------
                                            Michael E. Tennenbaum,
                                            its Managing Member

                                       SPECIAL VALUE BOND FUND, LLC

                                       By:  SVIM/MSM, LLC, its Managing Member

                                            By: Tennenbaum & Co., LLC, its
                                               Managing Member

                                                By: /s/ Michael E. Tennenbaum
                                                    ----------------------------
                                                    Michael E. Tennenbaum,
                                                    its Managing Member

                                       SVIM/MSM, LLC

                                       By: Tennenbaum & Co., LLC, its Managing
                                           Member

                                           By: /s/ Michael E. Tennenbaum
                                               ---------------------------------
                                               Michael E. Tennenbaum,
                                               its Managing Member

                                       SPECIAL VALUE INVESTMENT
                                       MANAGEMENT, LLC

                                       By: Tennenbaum & Co., LLC, its Managing
                                           Member

                                           By: /s/ Michael E. Tennenbaum
                                               ---------------------------------
                                               Michael E. Tennenbaum,
                                               its Managing Member


                                       /s/ Michael E. Tennenbaum
                                       -----------------------------------------
                                       MICHAEL E. TENNENBAUM

                                       MASSACHUSETTS MUTUAL LIFE
                                       INSURANCE COMPANY

                                       By: /s/ Kathleen Lynch
                                           -------------------------------------
                                           Name: Kathleen Lynch
                                           Title: a Managing Director

                                       MASSMUTUAL HIGH YIELD
                                       PARTNERS II, LLC

                                       By:  HYP MANAGEMENT INC.,
                                            as Managing Member

                                            By: /s/ Kathleen Lynch
                                                --------------------------------
                                                Name: Kathleen Lynch
                                                Title: Vice President

                                       RUSTIC CANYON VENTURES, L.P.

                                       By:  Rustic Canyon Partners, LLC, as
                                            General Partner

                                             By: /s/ Thomas Unterman
                                                 -------------------------------
                                                 Name: Thomas Unterman
                                                 Title: Managing Member



                                      A-2